PRESIDIO FUNDS

3/29/2010 NAV: 12.98 Day Change: 0.00

Presidio Fund: PRSDX

Information Regarding Closing of Presidio Fund - Click Here

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-595-3166. Please obtain and carefully read the prospectus before investing.

Newsroom

Information Regarding Closing of Presidio Fund - Click Here

Dividend Distribution Information - Click Here

Morningstar Advisor Interviews Fund Manager Kevin O'Boyle, 11-03-08 - Click Here

Presidio Fund Celebrates Third Anniversary With Five-Star Morningstar Rating, 07-08-08 - Click Here

Value Investor Insight Interviews Fund Manager Kevin O'Boyle, 11-21-07 - Click Here

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.

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